# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIONHEART HOLDINGS, CIK 0002015955
CUSIP: G5501C109
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 200 W Cypress Creek Road, Suite 500, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-114662
Filed by CIK 0001352851

## Reporting persons
- MAGNETAR FINANCIAL LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MAGNETAR CAPITAL PARTNERS LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SUPERNOVA MANAGEMENT LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DAVID J. SNYDERMAN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: LIONHEART HOLDINGS
Address of issuer's principal executive offices: 200 W Cypress Creek Road, Suite 500, Fort Lauderdale, FL 33309

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following person (collectively, the "Reporting Persons"):

i) Magnetar Financial LLC ("Magnetar Financial");
ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");
iii) Supernova Management LLC ("Supernova Management"); and
iv) David J. Snyderman ("Mr. Snyderman").

Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds' accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The administrative manager of Supernova Management is Mr. Snyderman.
Address of principal business office or, if none, residence: The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship:
Place of Organization.

i) Magnetar Financial is a Delaware limited liability company;
ii) Magnetar Capital Partners is a Delaware limited partnership;
iii) Supernova Management is a Delaware limited liability company; and
iv) Mr. Snyderman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2026, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman held 0 Shares.

The Shares held by the Magnetar Funds represent approximately 0% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).
Percent of class: As of June 30, 2026, each of the Reporting Persons were deemed to be the beneficial owner constituting approximately 0% of the total number of shares outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated as of September 4, 2026, among the Reporting Persons.

99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on September 4, 2026.

## Signatures
- MAGNETAR FINANCIAL LLC: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (09/04/2026)
- MAGNETAR CAPITAL PARTNERS LP: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (09/04/2026)
- SUPERNOVA MANAGEMENT LLC: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (09/04/2026)
- DAVID J. SNYDERMAN: /s/ Hayley Stein, Name: Hayley Stein, Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (09/04/2026)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner

MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner